Mail Stop 6010

January 24, 2007

Photowatt Technologies USA Inc.
540-A Silver Creek NW
Albuquerque, New Mexico 87121

> **Re:** **Photowatt Technologies Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 11, 2007**
> **Registration No. 333-137044**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We reissue comment 1 which sought balanced disclosure by presenting your weaknesses and challenges with equal prominence of your strengths. Currently, you highlight your strengths on page 1 with separately captioned bullet points, while you disclose your challenges on page 3 with a bullet list after discussions of your technology, industry and corporate structure.

2. Please indicate, if true, that Technology Partnerships Canada is an agency of the Canadian government.

3. Regarding your added disclosure of your potential partnerships for the spherical technology:

- Please avoid unnecessary repetition. We note that you repeat substantially identical disclosure regarding the partnerships multiple times throughout the prospectus and highlight the partnerships on page 1 and again on page 2.

- Given the current status of the technology, please tell us why you believe it is appropriate to highlight these partnerships in the summary.

- Please file related agreements as exhibits.

- Where appropriate to describe the partnerships, please clarify their material terms, including
  o duration,
  o termination provisions, and
  o whether you must first resolve the technological challenges related to the spherical solar technology before the partners have obligations to make or sell the cells and modules you mention.

Our Business Strategy, page 2

4. We note your response to prior comment 2. In an appropriate location in your prospectus, please briefly describe, in clear language, the more significant technological challenges that you face in commercializing your spherical technology. Describe the assessments that you have conducted with outside parties to date and the conclusions drawn from those assessments. Explain how your potential partnerships with Clean Venture 21 Corporation and Fujipream Corporation are intended to resolve the challenges you have faced in commercializing your spherical technology.

The Offering, page 5

5. Please fill in the blanks in the first bullet point regarding the number of shares reserved and granted to date under your plans. Please include a sufficient summary of the stock options you have granted to date so that it not necessary to refer your investors to disclosure contained later in your prospectus.

We have relied on government grants, page 18

6. Your added disclosure implies uncertainty regarding whether consent of the Canadian government agency is required for the proposed partnership. Please clarify the reason for the uncertainty. Also, in an appropriate section of your document, please disclose any criteria on which the consent is to be based and whether you satisfy those criteria.

Use of Proceeds, page 33

7.   Please quantify the amount required for your first phase of the spherical solar partnership.

Contractual Commitments, page 62

8.   Regarding your response to prior comment 8:

- Given that supply issues are sufficetly significant as to be highlighted in your propsectus summary and in a separate risk factor, it remains unclear why contracts on which you are relying for supply could be considered immaterial. Please file the agreements as exhibits to the registration statement.

- We note from your response the down payment and total amounts that you must pay under the supply contract for silicon feedstock. Please disclose these amounts and the timing of the required payments in the description of the related agreement.

Environmental Matters, page 85

9.   Refer to the last sentence of this section. Please clarify the reason for the uncertainty regarding the effect of the December 2006 act.

Master Separation Agreement, page 88

10.   We note your response to prior comment 13; however, given the prominence that the spin off is given in exhibit 10.1, you should more fully describe the provision in your disclosure rather than limiting it to a portion of your "Expenses" disclosure.

Taxation, page 118

11.   We note your response to prior comment 15. We also note your statement in the second paragraph that the disclosure is based on the Income Tax Act. It is unclear how disclosure based on an income tax act would reflect all material taxes to which U.S. shareholders may be subject, such as estate taxes.

Taxation of U.S. Holders, 119

12.   We note from the first sentence that your discussion summarizes the "principal" Canadian federal tax considerations. Please revise so that your disclosure addresses all material considerations.

<u>Affiliations, page 127</u>

13.   We reissue comment 58 from our comment letter dated September 28, 2006 which asked that you provide more specific disclosure about past relationships with the underwriters.

<u>Exhibits</u>

14.   Please provide a currently dated and signed consent from your independent accountants in your next amendment.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Kevin Vaughn at (202) 551-3643 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

                                            Sincerely,

                                            Russell Mancuso
                                            Branch Chief

cc (via fax): Christopher J. Cummings, Esq.